Exhibit 3.1

Amendment to Bylaws

The last sentence of Article II, Section 5 of the By-laws is hereby deleted in its entirety and replaced with the following:

“When a quorum is present at any meeting, a majority in interest of the stock entitled to vote represented thereat shall decide any question brought before such meeting, other than the election of directors, unless the question is one upon which, by express provision of law or the Certificate of Incorporation or of these By-laws, a different vote is required, in which case such express provision shall govern.  Except as otherwise expressly required by applicable law or the Certificate of Incorporation, when a quorum is present at any meeting, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at such meeting and entitled to vote on the election of directors. ”